Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.,

Commission File No. 000-30269.

Filing Date: March 19, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they have entered into a merger agreement whereby Pixelworks is to acquire Genesis. The following is a transcript of a presentation made by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to members of the investment community via teleconference on March 17, 2003:

Moderator: Andrea Mungal

March 17, 2003

7:30 a.m. CT

Operator: Good day ladies and gentlemen and thank you for joining us for the Genesis Pixelworks conference call. Today’s call is being recorded. We ask that you please remain on the line for the duration of today’s call when we will be conducting a question-and-answer session. Instructions on how to participate will be given at that time.

And now, for opening remarks and introductions, I would like to turn the conference over to Mr. Frank Nagel. Please go ahead, sir.

Frank Nagel: Good morning and welcome to today’s conference call. This is Frank Nagel on behalf of Genesis Investor Relations. With us today are Genesis Chairman and CEO, James Donegan and Pixelworks Chairman and CEO, Allen Alley.

A replay of this conference call will be available through March 24, 2003 and it can be obtained by dialing 888-203-1112. The access code for the call is 746768.

This discussion contains forward-looking statements within the meaning of the federal securities law, including statements about growth in the industries for IC’s, for monitors, projectors, and flat panel TVs, timing of closing, new product development, technology leadership position of the combined company, the accretive nature of the transaction and operational synergies and cost savings expected to be achieved following the transaction.

The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected as a result of a number of factors including the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the possibility that the combined company may fail to effect the anticipated synergies and cost savings, the possibilities that the combined company may fail to introduce new products on a timely basis and achieve volume production of those products, the possibility that the combined company may fail to secure or retain design wins with customers, the possibility that the actual growth rate of the combined company’s industries may differ from projections and changes in general economic conditions.

Other factors that may cause actual results to differ materially include the rate of decline in product pricing and competitive pricing pressure, supply of products from the companies third party foundries, changes in estimated product costs, manufacturing yields or product mix, the companies’ ability to manage inventory, costs and outcome of legal proceedings and other factors set forth in the reports that each company files with the Securities and Exchange Commission, including but not limited to Pixelworks’ annual report on Form 10-K for the fiscal year ended December 31st, 2002 and Genesis’ quarterly report on Form 10-Q for the quarter ended December 31, 2002.

The forward-looking statements in this call are the companies’ targets, not predictions of actual performance. Both companies’ performance has deviated often materially from its targets as of the beginning of the quarter. Participants are cautioned not to place undue reliance on these forward-looking statements which speak only as of this date. The inclusion of any statement does not constitute a suggestion by either company or any other person that the events or circumstances described in such statements are material. The companies do not undertake to publicly update or review these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this discussion will not realized.

Any statements by persons outside of Genesis or Pixelworks speculating on the transaction will not be based – excuse me – on internal information and should be assessed accordingly by investors. And now, I will turn the call over to Mr. Allen Alley, Chairman and CEO of Pixelworks.

Allen Alley: Thank you, Frank. Good morning everyone and thank you for joining us. We’re very pleased to announce today that Pixelworks and Genesis Microchip have signed a definitive agreement to merge our two companies, creating a leading provider of semi conductors for the advanced display industry.

The new company will be named Genesis Pixelworks. The combination will create a broad line display IC supplier with a compelling portfolio of products for use in business and consumer electronics products that utilize advanced display technology.

As you know, Genesis pioneered the development of display controllers for LCD computer monitors and is the current leader in that industry. Pixelworks is considered in the development of image processors for the most technically demanding display devices including multi-media projectors.

Both companies have had excellent initial results from their efforts in the emerging advanced television segment, and are really excited about its future growth prospects in this area. On a combined basis, with strong product offerings in both the high end and high volume segments of the display industry, as well as the emerging advanced television sector. The new company will be better positioned to deliver value to the customer, and thereby, compete effectively in an intensely competitive industry with large competitors as well as emerging competitors.

Pixelworks expects the transition to be accretive to Pixelworks earnings per share on a pro forma basis in the first quarter of combined operations, excluding merger related charges. The management of Genesis Pixelworks currently anticipate operating cost synergies of approximately $4 million per quarter post integration. Subject to shareholder approvals and other customary closing conditions, the transaction is expected to close in the third quarter of calendar 2003. I’m personally very excited about this merger. The combined companies had approximately $298 million in revenues in calendar 2002 balance sheets, with more than $200 million in cash and no significant debt which will provide Genesis Pixelworks the size, scale and scope to more effectively compete in the increasingly competitive display IC industry.

Pixelworks believes that combining our two very complimentary businesses will provide the critical mass in R&D, manufacturing and distribution to bring new, more innovative products to market faster on a global scale. Consumer interest continues to grow for the high-end televisions including plasma, LCD and progressive scan CRTs. Growth in the advanced television area is expected to accelerate in 2004 as fifth generation LCD (fabs) come online and panel prices fall.

Both Genesis and Pixelworks have been making significant investments in the advanced television area. But we have recognized that we need more resources in technology to continue to propel this emerging industry forward. This transaction will provide the combined company the opportunity to leverage Genesis’ award-winning Faroudja video processing technology and Pixelworks’ image processing technology to position us to become a technology leader in ICs for advanced televisions.

In addition to the advanced television opportunity, the combination will provide a strong platform from which to pursue complimentary, high growth next generation display opportunities such as transportation, portable video and network displays.

The management team and board of directors of the combined company will be composed of managers and directors of both companies. The new company’s board of directors will be composed of nine members, four current Pixelworks directors, including myself, and four current Genesis directors including Jim Donegan who will become Chairman of the combined company. One additional director will be designated by the Pixelworks directors subject to reasonable acceptance by Genesis directors.

Following completion of the transaction, I will become CEO of Genesis Pixelworks. Jeff Bouchard, currently CFO of Pixelworks, will become CFO of the combined company and Eric Erdman, currently CFO of Genesis, will become Executive Vice President of Corporate Development. Hans Olsen, Pixelwork’s Executive Vice President and Chief Operating Officer, will become the Executive Vice President and Chief Operating Officer and Anders Frisk, Chief Operating Officer of Genesis Microchip, will become Executive Vice President of Products and Marketing.

Genesis Pixelworks will be headquartered in San Jose, California and it will continue to have a significant engineering and operational presence in Tualatin, Oregon, which is currently Pixelworks’ headquarters. At this time, I’d like to turn the call over to Jim Donegan for his time.

Jim Donegan: Thanks, Allen. I would like to say from the get go that I am tremendously pleased with this merger. As most of you know from listening to or attending Genesis presentations during the last nine months, I have continued to stress the need for Genesis to expand in to a broader product base. Specifically, I set the objective that, by the end of calendar year 2004, Genesis would be evenly balanced between LCD monitor sales and video sales, and specifically that we would focus on the emerging flat-panel TV area.

In addition, we have set the key objective that we would continue to leverage our operational volume with which to lower our cost of goods sold to improve our gross margins. Independently,

we have made progress on in improving our gross margins. And recently, as you know, guided that the current quarter, our gross margins will be 40 percent.

You’ll also know that we have been spending significant resources diversifying into the emerging flat-panel TV area. Now, let’s look at what the merger with Pixelworks achieves relative to accomplishing our stated objectives. First, with Pixelworks’ leadership position and projectors we will immediately realize greater revenue diversification from non-LCD monitor products. To be specific, at the closing nearly 40 percent of the combined company’s revenue will come from non-monitor products, with 60 percent coming from the LCD sales. At present, 15 percent of Genesis’ revenue comes from non-monitor products, so the merger will bring in by more than a year the accomplishment of our stated objectives.

Next, the merger creates the technology base and momentum to become a leader in the flat-panel TV area. This will be accomplished by combining the two companies’ complimentary technologies which are complimentary in our extensive support organizations, in particular the Pixelworks TV applications team based in China. To make a long story short, by combining Pixelworks’ image-processing technology with Genesis’ award-winning Faroudja video technology we will greatly accelerate the strategic objectives we have laid out.

Finally, costs of goods sold. As I indicated, as a standalone company Genesis Microchip has made significant progress in improving gross margins. By combining Pixelworks’ and Genesis’ manufacturing volume, we will achieve even greater efficiencies. Another major benefit is that the combined company will be able to offer our customers a complete range of competitively priced ICs across the full spectrum of advance display products and other consumer electronics.

In summary, this merger goes right to the heart of the strategy that we identified as critical to improving Genesis shareholder value. I look forward to working with Allen and the combined team. I’ll now turn the call over to Jeff Bouchard, who will discuss the financial details of the definitive agreement. Jeff.

Jeff Bouchard: Thanks, Jim. I’ll outline some of the key details of the transaction. Further details will be available in filings that we’ll make with the Securities and Exchange Commission including the definitive agreement in our joint proxy statement.

Under terms of the definitive agreement, Genesis Microchip shareholders will receive 2.3366 shares of Pixelworks stock for each Genesis share. Based on Pixelworks’ closing price of $7.65 per share on March 14th, the transaction is valued at approximately $600 million. After the transaction, Genesis Pixelworks will have approximately 124 million fully diluted shares outstanding with current Pixelworks shareholders owning approximately 37.5 percent and current Genesis shareholders owning approximately 62.5 percent of the combined company’s shares on a fully diluted basis. The transaction is expected to be tax free to Genesis Microchip shareholders for U.S. tax purposes.

Exclusive of merger-related costs associated with the transaction, this merger is expected to be accretive to Pixelworks’ pro forma earnings per share, commencing in the first full quarter of combined operation. The boards of directors of both companies have unanimously approved the definitive agreement. We expect to close the transaction in the third quarter of calendar 2003, after customary regulatory approvals and shareholder votes to approve the merger.

I’ll now turn the call back over to Allen for his closing comments.

Allen Alley: Thank you, Jeff. The long term prospects for the multi media projector, LCD monitor and advanced television segments are very bright. With our greater size, scale and scope Genesis Pixelworks will be much better positioned to compete in these fast growing, technologically demanding and intensely competitive areas. We’re excited about the challenges and opportunities that we will face as Genesis Pixelworks, and we believe that we have a very strong leadership that brings many years of industry experience to the combined company, making our chances for success very good.

We will now address any questions that you might have.

Operator: Thank you, Mr. Alley. Today’s question-and-answer session will be conducted electronically. If you would like to ask a question, please signal by pressing the star key followed by the number one on your touch-tone telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, if you’d like to ask a question, please press star one at this time.

And we’ll take our first question for Rui Cardoso of RBC Capital Markets.

Rui Cardoso: Hi. Good morning.

Allen Alley: Good morning.

Jim Donegan: Good morning.

Rui Cardoso: Just, if you can look at some of the synergies, where do you expect most will come from? Will it be mostly on the gross margin line, or perhaps on the R&D side or SG&A? Could you give us kind of a split?

Allen Alley: Yes, the $4 million in synergies that we talked about, those are operating expense synergies. We haven’t identified exactly where those would come from. But through the process to get to this point, at least at a high level, we’ve been able to look at the two organizations and we feel comfortable with delivering that $4 million in synergies.

Rui Cardoso: OK. So over a year, let’s say four quarters in, can you give us kind of more clarity on the level of accretion? Are we talking three or four cents per quarter kind of thing. Could you give us some more details there?

Allen Alley: We’ll let Jeff answer that one.

Jeff Bouchard: Yes, I don’t think we’re prepared to give you kind of specifics on the amount of accretion other than to say that we do expect this deal to be accretive with the plan synergies of $4 million per quarter.

Rui Cardoso: OK. On the – looking at the regulatory side of the deal, do you expect to have any issues, I guess, across all three businesses, but mainly on the projector and monitor side?

Allen Alley: Now the opportunity that we’ve identified for the companies is an extremely large potential market in all of the display industry including television and advanced displays. In those markets, you’re competing against much larger multi-national companies, especially in the television business. And we feel that the combination allows us to compete effectively in those much larger markets than what we compete in today.

Rui Cardoso: OK. But in terms of having concentration issues with regulators, if we look at projectors and monitors, where do you think your share will be of the projector IC business and do you think there will be issues there? And the same thing on the monitor side?

Allen Alley: I think we’ve said in the past, our share in the projector IC business is very high. I don’t think we’ve actually quantified the number though, Jeff, have we in terms of that?

Jeff Bouchard: No.

Allen Alley: And on the monitor business, Jim, what’s the share of the Genesis business and the monitor business?

Jim Donegan: The latest display surge report, Allen, that came out, showed us at about a 60 percent market share type of range. And Pixelworks’ market share in the monitor business is around, what Jeff?

Jeff Bouchard: Four percent.

Allen Alley: Four percent.

Rui Cardoso: OK. And then, if I can have a final question, in terms of pricing that’s still kind of a key concern out there with Genesis? And with the combination you do kind of clear up some of the pricing on the FXGA side for 17, ancient higher panel size monitor, can you give us a sense of do you think this will help out on the 15-inch side as well? And do you expect to see some easing of pricing pressure through the deal?

Allen Alley: I think the market that we play in is determined by an awful lot of players in these spaces. There’s competitors from Taiwan that have entered these markets. There’s large multi national corporations that have entered the market like SP and Philips. They’re extremely competitive markets, and pricing is extremely competitive based on the moves that all of those players make.

Rui Cardoso: OK. Thanks.

Operator: As a reminder, that’s star one if you’d like to ask a question. Next we’ll move on to Kalpesh Kapadia of CE Unterburg.

Kalpesh Kapadia: Good morning, guys.

Jim Donegan: Good morning, Kalpesh.

Kalpesh Kapadia: A quick question on operating synergies. What percentage of operating expenses do you expect it to be? You said $4 million.

Jim Donegan: Jeff, do you want to address that.

Jeff Bouchard: Yes. I think combined this quarter, I think, the estimates for the two companies if you were to combine them are running in the $30 million or so range. So you can do the math in terms of a percentage there.

Kalpesh Kapadia: OK. In terms of your market share exceeding ‘03 in monitor market, what do you expect, Jim and Allen, you mentioned, you know, 60-odd percent for Genesis currently and 4 percent Pixelworks. What do you expect it to shake out at, at the end of ‘03.

Allen Alley: Yes, Kalpesh, I don’t think we’ve been in the business of forecasting market share going forward. And I don’t think we’re going to start now. We can tell you where we are today. We can tell you that the combination of the two companies, we think is going to make us a much stronger broader line semi-conductor company able to compete in broader markets than what we compete in today. Jim, do you want to add to that?

Jim Donegan: Yes, Kalpesh, as you know, the objective that I set out when I came to Genesis in a June timeframe, and as Allen has indicated, we’re an extremely competitive marketplace. And we set the objective out as Genesis with which to focus the cost of goods sold with which to allow us to continue compete in this very highly competitive market. And as you know, we’ve made very substantial progress in that area, as you know, what our gross margins have done and what we said they’re going to do. So we continue to feel very good about being able to compete in this highly competitive market.

With the addition – with the merger of Pixelworks, as Allen and Jeff have indicated, we expect to see even greater efficiency in the operational expense line. So I – in terms of what the market share is going to be in the future – as Allen indicated, that’s not our business. Our business is to serve the market.

Kalpesh Kapadia: And quickly Allen, what would be the employee headcount across, you know, Alviso, Oregon, China, India and Toronto. If you can give me the total number and the split roughly.

Allen Alley: Sure, Jeff, do you want to – the total – let’s do a snapshot of where we are today.

Jeff Bouchard: Yes, today, we’re at roughly combined about 650 employees, about 270 at Pixelworks and about 380 at Genesis. And again, in terms of looking forward, I don’t think we’re in a position to make any estimates as to what that might be as we get around the close time, or necessarily break that out by geographic location. But that gives you an overall sense of the combined numbers.

Kalpesh Kapadia: Any, in terms of modeling purposes, what will be the tax credit applicable? Will it be Genesis corporate tax rate or Pixelworks tax …

Jeff Bouchard: I think, probably, a blended rate is probably our best estimate at this point, between the two.

Frank Nagel: Operator, we have time for one more question.

Operator: Thank you. And we’ll take that next question from Daniel Gelbuch of CIBC World Markets.

Daniel Gelbuch: Congratulation guys. I was just wondering with your product lines, can you sort of outline which – first of all, when are we going to start seeing products from the combined company. And how are you going to be selling individual products from each company. That’s A. And B, within each of your three businesses, obviously projector would be leaning towards Pixelworks product, but within your consumer electronics market, and your FPE market, where do you expect – which product lines are going to be shed over time.

Allen Alley: Yes, obviously, we haven’t been able to sit down and rationalize all of their product strategies that something is going to happen as we move forward. But if you just step back and look at the companies and look at fundamental strengths of the companies, Pixelworks, our roots are in systems and software. That’s kind of where the company came from. Projectors, I’ve said in the past, are extremely complicated multi-media systems. And in fact, projectors in their architecture, look an awful lot like television sets.

And so the experience that Pixelworks brings to the table in systems and software and integrating those systems and bringing complicated systems to market is, I think, very important here. On the other hand, the monitor business is a very high volume semi-conductor business. And, in fact, all of these markets will emerge in to very high volume semi-conductor businesses. And the strength and the execution excellence that Genesis has created in that market is a powerful piece of the combination.

So I think as we go forward, you’ll start to see us rationalize our products, but drawing from the core strengths of both companies.

Daniel Gelbuch: OK. Thank you very much. Congratulations again.

Allen Alley: Thanks.

Jim Donegan: Thank you.

Operator: And that will conclude our question-and-answer session. Mr. Nagel, I’ll return the conference to you.

Frank Nagel: Thank you, Operator. Please note that Mr. Alley and Mr. Donegan will present at the U.S. display consortium annual display industry investment conference tomorrow at 2 p.m. eastern time.

Again, a replay of this conference call will be available March 24, 2003. And it can be obtained by dialing, 888-203-1112. The access code is 746768. Thank you.

Operator: And that does conclude today’s conference call. Thank you everyone for your participation today. You may now disconnect your phone line.

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Additional Information and Where to Find It

In connection with the proposed Pixelworks/Genesis merger, Pixelworks, Genesis and Display Acquisition Corporation intend to file a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Pixelworks and Genesis with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’ website at www.pixelworks.com, or by contacting Genesis at 408-262-6599 and through Genesis’s website at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 9, 2002. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above.

Additional information regarding these directors and executive officers is also included in Genesis’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis as indicated above.

END

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